RESIDENT IN ATLANTA OFFICE

DIRECT DIAL: (404) 572-6912

MDELANEY@POGOLAW.COM

February 13, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re:	Echo Healthcare Acquisition Corp.

Registration Statement on Form S-1

Amendment Filed February 2, 2005

File No. 333-126650

Ladies and Gentlemen:

On behalf of our client, Echo Healthcare Acquisition Corp. (“Echo” or the “Company”), please accept this supplement to our response to the staff by letter dated February 2, 2006 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). Pursuant to discussions with Michael Karney, we are responding to the staff’s request for examples of prospectuses of blank check companies that do not include a discussion of the “determination of size of offering” yet went effective after the date the Company was first instructed to include such a discussion in the Registration Statement. In addition, in an effort to expedite the review process, we also wish to address concerns raised by the staff regarding Echo’s Certificate of Incorporation and provisions therein relating to restrictions on amendments to the Certificate of Incorporation.

Determination of Size of Offering Disclosure

As noted above, the staff has requested that we advise them of any offerings that were declared effective after August 18, 2005, the date we first received the comment from the staff requesting a discussion of how the Company determined the size of the offering. Our review of recent blank check initial public offerings revealed at least eight offerings that went effective subsequent to August 18, 2005 that did not contain any such disclosure. These offerings were made by Federal Services Acquisition Corp., Paramount Acquisition Corp., Key Hospitality Acquisition Corp., Platinum Energy Resources, Inc., Cold Spring Capital Inc., Star Maritime Acquisition Corp., Endeavor Acquisition Corp. and Argyle Security Acquisition Corp. In addition, we note that one additional offering went effective on or around December 16, 2005, Boulder Specialty Brands, Inc., that contained a significantly streamlined discussion of how that company determined the size of the offering as compared to the discussion the Company included in its Registration Statement.

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February 13, 2006

Prohibition on Amendment of Specified Provisions of Certificate of Incorporation

We understand that the staff is concerned that the inclusion of a provision in the Company’s Certificate of Incorporation (“Charter”) prohibiting the amendment of certain specified provisions of the Company’s Charter may not be enforceable under Delaware law. In particular, the staff has expressed concerns to other registrants regarding provisions that are similar to those set forth in Article Sixth of the Company’s Certificate of Incorporation that relate to certain protections and rights granted to stockholders in connection with the period prior to a Business Combination and any liquidation of the Company, including:

•	the requirement to submit all proposed Business Combinations to stockholders for their approval;
•

rights of stockholders voting against a proposed Business Combination to elect, contemporaneously with such vote, to convert their shares of Common Stock into a portion of the then available trust funds;

•

liquidation of the trust fund in the event the Company fails to consummate a Business Combination by the later of 18 months after the consummation of its initial public offering (or 24 months after consummation of the IPO if the Company has entered into a letter of intent, agreement in principle or similar definitive agreement prior to the expiration of the 18 month period); and

•	the bifurcation of the board of directors of the Company into two classes and related voting procedures.

Following review of these issues with the management of the Company, the Company has determined that in no event shall it seek to amend such provisions in its Charter. While we understand that it may be arguable that the subject provisions could be amended notwithstanding the existence of a prohibition on amendment on the face of the Charter, the Company views these provisions as important obligations to stockholders and believes investors will make an investment relying, at least in part, on the substance and enforceability of these provisions. As a result, the Company’s Board of Directors has determined that it will not seek to amend such provisions prior to the consummation of a Business Combination. To this end, the Company will agree with the underwriters, pursuant to the underwriting agreement (“Underwriting Agreement”), not to seek an amendment to, or modification of, any of the provisions in Article Sixth (A) – (E) of the Charter. To adequately address the issue, the Company proposes to include in the Underwriting Agreement a new Section 3.26 as set forth on Appendix A hereto.

To further address the issue, the Company proposes to include in the Registration Statement under the section entitled “Description of Securities”, the following discussion under a new heading “Amendments to Our Certificate of Incorporation”:

“Amendments to Our Certificate of Incorporation

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February 13, 2006

Our certificate of incorporation filed with the State of Delaware contains provisions designed to provide certain rights and protections to our stockholders prior to the consummation of a business combination, including:

•	a requirement that all proposed business combinations be presented to stockholders for approval regardless of whether or not Delaware law requires such a vote;
•	a prohibition against completing a business combination if 20% or more of our stockholders exercise their conversion rights in lieu of approving a business combination;
•	the right of stockholders voting against a business combination to surrender their shares for a pro rata portion of the trust fund in lieu of participating in a proposed business combination;
•

a requirement that our management take all actions necessary to dissolve and liquidate our company in the event we do not consummate a business combination by the later of 18 months after the consummation of this offering or 24 months after the consummation of this offering in the event that either a letter of intent, an agreement in principle or a definitive agreement to complete a business combination was executed but was not consummated within such 18 month period;

•

a limitation on stockholders’ rights to receive a portion of the trust fund so that they may only receive a portion of the trust fund upon dissolution and liquidation of our company or upon the exercise of their conversion rights; and

•	the bifurcation of our board of directors into two classes and the establishment of related procedures regarding the standing and election of such directors.

Our certificate of incorporation and the underwriting agreement that we will enter into with the underwriters in connection with the consummation of this offering, prohibit the amendment or modification of any of the foregoing provisions prior to the consummation of a business combination. While these rights and protections have been established for the purchasers of units in this offering, it is nevertheless possible that the prohibition against amending or modifying these rights and protections at any time prior to the consummation of the business combination could be challenged as unenforceable under Delaware law, although pursuant to the underwriting agreement we are prohibited from amending or modifying these rights and protections at any time prior to the consummation of the business combination. We have not sought an unqualified opinion regarding the enforceability of the prohibition on amendment or modification of such provisions because we view these provisions as fundamental terms of this offering. We believe these provisions to be obligations of our company to its stockholders and that investors will make an investment in our company relying, at least in part, on the enforceability of the rights and obligations set forth in these provisions including, without limitation, the prohibition on any amendment or modification of such provisions. As a

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February 13, 2006

result, the board of directors will not, and pursuant to section 3.26 of the underwriting agreement cannot, at any time prior to the consummation of a business combination, propose any amendment to or modification of our certificate of incorporation relating to any of the foregoing provisions and will not support, directly or indirectly, or in any way endorse or recommend that stockholders approve an amendment or modification to such provisions.”

Thank you for your consideration of our supplemental responses. We sincerely hope that the staff will consider the proposed disclosure set forth above in connection with any comment the staff may issue on the Registration Statement regarding the enforceability of the prohibition on amendment or modification of certain provisions of our company’s certificate of incorporation. We would very much appreciate the staff contacting us as soon as practicable to inform us if any further information is required in connection with its review.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6912 or Rick Miller at (404) 572-6787. Our fax number is (404) 572-6999.

Very truly yours,

/s/ Michael J. Delaney

Michael J. Delaney

cc:	Mr. Joel Kanter
Rick Miller, Esq.
Douglas Ellenoff, Esq.
Jody Samuels, Esq.

Appendix A

Revisions to Underwriting Agreement

“3.26    The Company covenants and agrees, that prior to its initial Business Combination it will not seek to amend or modify any of the following provisions (A) – (E) of Article Sixth of its amended and restated certificate of incorporation:

“A. Prior to the consummation of any Business Combination, the Corporation shall submit such Business Combination to its stockholders for approval regardless of whether the Business Combination is of a type which normally would require such stockholder approval under the GCL. In the event that a majority of the IPO Shares (defined below) cast at the meeting to approve the Business Combination are voted for the approval of such Business Combination, the Corporation shall be authorized to consummate the Business Combination; provided that the Corporation shall not consummate any Business Combination if 20% or more in interest of the holders of IPO Shares exercise their conversion rights described in paragraph B below.

B. In the event that a Business Combination is approved in accordance with the above paragraph A and is consummated by the Corporation, any stockholder of the Corporation holding shares of Common Stock (“IPO Shares”) issued in the Corporation’s initial public offering (“IPO”) of securities who voted against the Business Combination may, contemporaneous with such vote, demand that the Corporation convert his IPO Shares into cash. If so demanded, the Corporation shall convert such shares at a per share conversion price equal to the quotient determined by dividing (i) the amount in the Trust Fund (as defined below), inclusive of any interest thereon, calculated as of two business days prior to the proposed consummation of the Business Combination, by (ii) the total number of IPO Shares. “Trust Fund” shall mean the trust account established by the Corporation at the consummation of its IPO and into which a certain amount of the net proceeds of the IPO are deposited.

C. In the event that the Corporation does not consummate a Business Combination by the later of (i) 18 months after the consummation of the IPO or (ii) 24 months after the consummation of the IPO in the event that either a letter of intent, an agreement in principle or a definitive agreement to complete a Business Combination was executed but was not consummated within such 18 month period (such later date being referred to as the “Termination Date”), the officers of the Corporation shall take all such action necessary to dissolve and liquidate the Corporation as soon as reasonably practicable. In the event that the Corporation is so dissolved and liquidated, only the holders of IPO Shares (at such time) shall be entitled to receive liquidating distributions and the Corporation shall pay no liquidating distributions with respect to any other shares of capital stock of the Corporation.

D. A holder of IPO Shares shall be entitled to receive distributions from the Trust Fund only in the event of a liquidation of the Corporation or in the event he demands conversion of his shares in accordance with paragraph B, above. In no other

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circumstances shall a holder of IPO Shares have any right or interest of any kind in or to the Trust Fund.

E. The Board of Directors shall be divided into two classes: Class A and Class B. The number of directors in each class shall be as nearly equal as possible. At the first election of directors by the incorporator, the incorporator shall elect a Class B director for a term expiring at the Corporation’s second Annual Meeting of Stockholders. The Class B director may then, at such time as he may determine in his discretion, but in no case later than the first Annual Meeting of Stockholders, elect additional Class A and Class B directors; provided, that until such further election is made by the Class B director, the Class B director shall act for and on behalf of the Corporation as the sole director. The directors in Class A shall be elected for a term expiring at the first Annual Meeting of Stockholders and the directors in Class B shall be elected for a term expiring at the second Annual Meeting of Stockholders. Commencing at the first Annual Meeting of Stockholders, and at each annual meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the second succeeding annual meeting of stockholders after their election. Except as the GCL may otherwise require, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Corporation’s Bylaws), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.”

The Company acknowledges that the purchasers of the Firm Units in this Offering shall be deemed to be third party beneficiaries of this Agreement.

The underwriters specifically acknowledge that they may not waive this Section 3.26 under any circumstances.”